Filed Pursuant to Rule 433

Registration Statement No. 333-157904

The Republic of Korea

€750,000,000 2.125% Notes due 2024

June 3, 2014

Final Term Sheet for €750,000,000 2.125% Notes due 2024 (the “Notes”)

Issuer	The Republic of Korea
Issue Currency	EURO (€)
Issue Size	€750,000,000
Issue Date	June 10, 2014
Maturity Date	June 10, 2024
Settlement Date	On or about June 10, 2014, which will be the fifth business day following the date of this final term sheet. Because the Notes will initially settle in T+5, if you wish to trade the Notes on any day prior to the third business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.
Interest Rate	2.125% per annum (payable annually)
Interest Payment Dates	June 10 of each year, starting June 10, 2015. Interest on the Notes will accrue from June 10, 2014.
Public Offering Price	99.653%
Gross Proceeds	€747,397,500
Underwriting Discounts	0.175%
Net Proceeds (before expenses)	€746,085,000
Listing

Approval in-principle has been received for the listing and quotation on the Singapore Exchange Securities Trading Limited.

In addition, Notes will also be listed on the Frankfurt Stock Exchange in the Open Market.

Joint Bookrunners	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank AG, Singapore Branch, Goldman Sachs International, J.P. Morgan Securities LLC, The Korea Development Bank and Samsung Securities Co., Ltd.

Common Code	107537198
ISIN	XS1075371986

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merill Lynch toll-free at 1-800-294-1322.